UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                                (Amendment No. _)

                    Under the Securities Exchange Act of 1934

                              Visible Genetics Inc.
                     --------------------------------------
                                (Name of issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of class of securities)

                                    92829S104
                     --------------------------------------
                                 (CUSIP number)

                                December 31, 2001
                     --------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                / / Rule 13d-1 (b)
                                /X/ Rule 13d-1 (c)
                                / / Rule 13d-1 (d)

---------------------------------                      -------------------------
CUSIP No. 92829S104                        13G            Page 2 of 6 Pages
---------------------------------                      -------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES                    SOLE VOTING POWER
                             5      944,175
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      1,709,175
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      944,175
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      1,709,175
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,709,175
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.4%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Visible Genetics Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 700 Bay Street, Suite 1000, Toronto, ON M5G 1Z6, Canada.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c)         Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  / /  Broker or dealer registered under section 15 of the
                            Act;

                  (b)  / /  Bank as defined in section 3(a)(6) of the Act;

                  (c)  / /  Insurance Company as defined in section 3(a)(19) of the Act;

                  (d)  / /  Investment Company registered under section 8 of the
                            Investment Company Act of 1940;

                  (e)  / /  An investment adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)  / /  An employee benefit plan, or endowment fund in
                            accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)  / /  A parent holding company or control person in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)  / /  A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                            The Reporting Person owns the amount of the Common
                  Stock as set forth on the cover page.

                  (b)      Percent of class:

                            The Reporting Person owns the percentage of the
                  Common Stock as set forth on the cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The Reporting Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Clients of the Reporting Person's subsidiaries identified below have the ultimate right to proceeds from sales of and dividends on a portion of the Common Stock identified on the cover page.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of the Reporting Person which hold Common Stock included in the figures on the cover page: Deutsche Asset Management Europe GmbH and DWS Investment GmbH.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2002



                                           DEUTSCHE BANK AG



                                           By:  /s/ Jeffrey A. Ruiz
                                              ----------------------------------
                                              Name:     Jeffrey A. Ruiz
                                              Title:    Vice President



                                           By:  /s/ Margaret M. Adams
                                              ----------------------------------
                                              Name:     Margaret M. Adams
                                              Title:    Director